United States securities and exchange commission logo





                              November 25, 2020

       Michael Mojaver
       Chief Executive Officer
       Epilog Imaging Systems, Inc.
       75 E. Santa Clara Street, Ste. 600
       San Jose, CA 95003

                                                        Re: Epilog Imaging
Systems, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 17,
2020
                                                            File No. 024-11331

       Dear Mr. Mojaver:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. As requested in prior comment 2, please revise Part I, Item 4 of the Form 1-A to include the bonus shares and
the cash commissions investors will pay to Start Engine Primary,
                                                        LLC in the aggregate
offering price attributable to securities being offered on behalf of the issuer under Rule
251(a)(2). Calculate the aggregate offering price of the bonus shares using the $1.40
offering price per share.
 Michael Mojaver
FirstName LastNameMichael
Epilog Imaging Systems, Inc. Mojaver
Comapany 25,
November  NameEpilog
              2020    Imaging Systems, Inc.
November
Page 2    25, 2020 Page 2
FirstName LastName
Cover Page

2. Please disclose, if true, that the Minimum Target Amount must be reached within 1 year from the date of qualification or as sooner terminated by the company. Dilution, page 12

3. Please remove the dilution table that reflects the information as of December 31, 2019.
Plan of Distribution
Perks, page 17

4. You disclose that investors in this offering are eligible to receive up to 10% Bonus Shares and that Bonus Shares are not cumulative if an investor meets the conditions for multiple categories of Bonus Shares. Please explain what you mean when you say that Bonus
         Shares are not cumulative. In this regard, your first example states that an investor who invests $10,000 within one week will receive all 10% Early Bird Bonus Shares and some of the Volume Perks. Please clarify, if true, that an investor would receive all of the
         Volume Perks for a $10,000 investment other than the 10% Bonus Shares pursuant to the
         Volume Perks because Bonus Shares are capped at a maximum of 10% based upon the qualifying investment amount. Similarly, revise your second example that discusses a scenario in which an investor may receive both Early Bird and Volume Perk Bonus
         Shares.
5. Please revise to disclose the effect the issuance of bonus shares may have on the proceeds you receive. In this regard, quantify the effective purchase price of a share in this offering assuming an investor receives the maximum amount of Bonus Shares an investor may receive and highlight, if true, that the company will absorb the cost of issuance of the
         Bonus Shares.
Financial Statements for the Six Months Ended June 30, 2020, page F-1

6.       Please correct the following items in your next amendment:

                Label the statement of changes in shareholders    deficit for
the year ended December
              31, 2019 and 2018 as audited;
                Ensure that the total intangible assets (net) at December 31, 2019 as disclosed in Note
              3 agrees to your balance sheet; and
                Revise your references to December 31, 2020 throughout your income tax discussion on page F-11.
 Michael Mojaver
FirstName LastNameMichael
Epilog Imaging Systems, Inc. Mojaver
Comapany 25,
November  NameEpilog
              2020    Imaging Systems, Inc.
November
Page 3    25, 2020 Page 3
FirstName LastName
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.




                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Andrew Stephenson, Esq.